

unaxis

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50


PROCESSED
FEB 03 2006
THOMSON
FINANCIAL
SEC MAIL PROCESSING
RECEIVED
JAN 30 2006
WASH, D.C.
185
SECTION
SUPPL

Date January 26, 2006
Contact Martina C. Schuler

Unaxis Holding AG
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the “SEC”) on behalf of Unaxis Holding, Inc. (the “Company”) pursuant to the exemption from the Securities Exchange Act of 1934 (the “Act”) afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be “filed” with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i.A. Martina C. Schuler

Carsten Barth
Corporate Communications

Enclosure

- **Unaxis will announce its fourth quarter 2005 key figures on February 10, 2006**

Unaxis Management AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis esec balzers Leybold vacuum Contraves Space

Media release

Pfäffikon SZ, January 26, 2006 – Unaxis has responded to an inquiry from the SWX Swiss Exchange concerning a potential violation of the ad hoc publicity provisions of the Listing Rules on the occasion of two recent analyst conferences. The company stated that only generally known data and explanations were provided. Specifically, the matter pertains to information made public at the semi-annual conference on August 18, 2005, as well as the analyst conference on October 20, 2005 (quarterly results for Q3 2005), according to which Unaxis for 2006 and 2007 expects to achieve an EBIT margin of greater than 10 percent and a medium-term rate of growth in excess of 5 percent. This information has been available since August and October, respectively, at http://www.unaxis.com/en/2005_financial_year.asp and was substantiated at two analyst conferences held in January 2006 that centered on a presentation of the company's strategy.

Unaxis will announce its fourth quarter 2005 key figures on February 10, 2006, and provide detailed information regarding its 2005 annual report on March 28, 2006.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.

For further information, please contact:

Unaxis Management AG
Carsten Barth
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

unaxis

Rule 12g3-2(b) File No. 82-5190

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com